FORM C-AR ANNUAL REPORT
GACW INCORPORATED
3100 WEST RAY ROAD, SUITE 201
CHANDLER, ARIZONA 85226

(858) 621-3126 www.globalaircylinderwheels.com

This Annual Report is dated May 13, 2026.

BUSINESS

Business Summary

GACW Incorporated is a private "C" corporation organized in Arizona that has completed successful field tests validating commercial performance of its patented non-pneumatic wheel assembly called the Air Suspension Wheel (ASW) and is now transitioning from research and development to initial commercial production and sales. The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road (OTR) mining trucks. GACW employs one (1) person, utilizes the services of third-party contractors, contracts third-party fabrication and intends to sell through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels, with the remaining 4% owned by Ross Wert. The ASW solves a myriad of problems inherent with rubber tires: overheating, explosions, rapid wear and tear, excessive maintenance costs, and environmental disasters. Other verticals are being pursued as well, including military and commercial trucking.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004, and reorganized as GACW Incorporated on November 26, 2019. To facilitate investment, in 2019 the Company changed the corporate structure from a limited liability company to a "C" corporation and changed its name from 2017 LLC dba Global Air Cylinder Wheels to GACW Incorporated dba Global Air Cylinder Wheels Inc. To date, the Company has generated in excess of $3 million in revenue.

The Company has assembled a patent portfolio of eighteen (18) issued patents related to Wheel Assembly or Tread Assembly for a Wheel: 9,399,370; 10,987,969; 10,987,970; 10,987,971; 11,173,744; 11,279,170; 11,135,871; 11,325,417; 11,458,759; 11,458,760; 11,544,606; 11,565,552; 11,590,795; 11,801,711; 12,145,405; 12,251,964; 12,344,033; and D960,084. The Company also has 76 international patent applications in process, particularly in industrialized nations and major mining countries.

2025 Developments

During the year ended December 31, 2025, GACW Incorporated ("GACW" or the "Company"), also known as Global Air Cylinder Wheels, made significant progress in advancing its proprietary Air Suspension Wheel ("ASW") technology from the research and development phase toward early-stage commercialization.

Operational and Commercial Progress

In 2025, the Company continued field testing and validation of its ASW technology in real-world mining environments, including ongoing trials with a major iron ore mining operator in the United States. These trials are intended to evaluate performance, durability, and cost efficiency under commercial operating conditions and are expected to support broader market adoption. The Company also reported initial commercial traction through executed contracts and trial-related revenue, as well as indications of customer interest reflected in anticipated purchase orders across North America and Australia.

Capital Raising Activities

To support its transition toward commercialization, the Company completed multiple capital raises during 2025. These included offerings conducted through online investment platforms, resulting in aggregate proceeds intended to fund manufacturing scale-up, continued product development, and expansion of commercial operations. The Company has indicated that additional capital may be required to fully execute its growth strategy over the near to medium term.

Manufacturing and Commercialization Readiness

Throughout 2025, the Company focused on preparing for initial commercial deployment of its ASW products. Key activities included supply chain development, manufacturing planning, and efforts to fulfill anticipated customer demand. The Company has targeted late 2025 and early 2026 as the initial period for broader commercial rollout, subject to the successful completion of field trials and availability of sufficient capital resources.

Technology and Intellectual Property

The Company continued to expand and strengthen its intellectual property portfolio related to its air suspension wheel technology. As of 2025, GACW held a substantial number of issued patents, with additional applications pending globally. Management believes this intellectual property portfolio is important to maintaining a competitive position within the heavy equipment and mining industries.

Market Positioning and Strategy

GACW remains primarily focused on the mining sector as its initial target market, given the significant operating costs and performance limitations associated with traditional rubber tires in that industry. The Company believes its ASW technology may provide cost, durability, and safety advantages; however, broader market adoption will depend on successful commercialization, customer acceptance, and competitive dynamics. The Company continues to evaluate potential future applications of its technology in adjacent industries, including transportation, defense, and other heavy-duty vehicle markets.

Risks and Uncertainties

While the Company has made progress toward commercialization, its operations remain subject to a number of risks and uncertainties, including the successful completion of product validation, the ability to scale manufacturing, the need for additional financing, customer adoption rates, and competition from established industry participants. There can be no assurance that anticipated purchase orders will materialize or that the Company will achieve sustained profitability.

PREVIOUS OFFERINGS

Private Placements: Common Stock

During the period of January 2020 to December 31, 2025, the Company issued 15,356,737 shares of Common Stock. Of this amount, 4,061,680 shares of Common Stock were issued in connection with crowdfunding campaigns in accordance with Regulation CF. Also, the Company has issued 5,747,415 shares of Common Stock from January 2020 to December 31, 2025, in accordance with Section 4(a)(2) of the Securities Act and Rule 506(c). A total of 130,157 shares were issued during 2025 in exchange for $354,431.

Regulation CF Offerings

From August 11, 2021 to the date of this Offering Circular, the Company has conducted five separate offerings under Regulation CF:

On August 11, 2021, the Company began its first Regulation CF offering, conducted on the platform StartEngine, through which it sold 1,948,875 shares of Common Stock in exchange for net proceeds of $3,216,197.25. The last issuance in this offering was April 13, 2022, and shares of Common Stock were sold for $1.75 per share.

On July 25, 2022, the Company began its second Regulation CF offering, conducted on the platform StartEngine through which it sold 453,036 shares of Common Stock in exchange for net proceeds of $916,520.64. The last issuance in this offering was January 9, 2023, and shares of Common Stock were sold for $2.24 per share.

On December 12, 2023, the Company began its third Regulation CF offering, conducted on the platform DealMaker through which it sold 562,641 shares of Common Stock in exchange for net proceeds of $1,794,891. The last issuance in this offering was May 13, 2024, and shares of Common Stock were sold for $3.50 per share.

On October 19, 2024, the Company began its fourth Regulation CF offering, conducted on the platform DealMaker, through which it sold 453,840 shares of Common Stock in exchange for total proceeds of $1,471,173. The last issuance in this offering was May 31, 2025, and shares of Common Stock were sold for $3.50 per share.

On June 28, 2025, the Company began its fifth Regulation CF offering, conducted on the platform StartEngine, through which it sold 643,288 shares of Common Stock in exchange for total proceeds of $2,041,923. The last issuance in this offering was November 11, 2025, and shares of Common Stock were sold for $3.75 per share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

GACW Incorporated ("GACW," the "Company," "we," "us," or "our") is a development stage company focused on the design, development, and commercialization of the Air Suspension Wheel ("ASW"), a revolutionary airless mechanical wheel technology designed to replace conventional rubber tires in the off-the-road ("OTR") mining industry. The Company was incorporated in Arizona on November 19, 2020, and maintains its corporate headquarters in Chandler, Arizona.

The ASW is an airless mechanical wheel constructed primarily of steel that combines an inner steel hub with an outer steel drum, connected by twelve nitrogen-filled cylinders and six oil dampers that provide in-wheel pneumatic suspension. Unlike conventional rubber tires, which are subject to blowouts, overheating, and fires, the ASW cannot explode or overheat, making it significantly safer for mining operations. The ASW is designed to last as long as the vehicle itself and is 100% recyclable, eliminating the environmental impact of rubber tire dust, which accounts for up to 28% of microplastics in the world's oceans according to National Geographic.

The Company has achieved Technology Readiness Level ("TRL") 9, a NASA-developed measurement of technology maturity indicating system prototype demonstration in an operational environment. Since 2016, the ASW has undergone multiple rounds of field testing at mining sites in South Africa, the United States, and Chile, with progressively positive results demonstrating better performance, improved safety, and expected lower operating costs. The Company estimates that the ASW can reduce wheel-related costs by up to 60% over the life of a mining vehicle when compared to conventional rubber tire solutions.

The Company's intellectual property portfolio includes 18 patents that have been granted and over 75 patents pending globally. The technology has been verified by various independent engineers during the investment capital procurement process.

To date, the Company has generated revenue primarily through licensing arrangements and has raised capital through multiple Regulation CF crowdfunding campaigns and private placements under Rule 506(c). The Company has not yet achieved profitability and has incurred net losses since inception. We expect to continue incurring losses for the foreseeable future as we continue to develop and commercialize our technology.

Operating Results

Year Ended December 31, 2025, Compared to December 31, 2024

The Company generated total revenues of $0 for the years ended December 31, 2025 and 2024. There was no change during the year.

Operating expenses were $3,668,201 for the year ended December 31, 2025, compared to $3,111,098 for the year ended December 31, 2024, an increase of $557,103. This increase resulted primarily from an increase in stock-based compensation and research and development expenses of $449,246 and 125,602, respectively, during 2025.

The Company reported a net loss of $3,822,948 for the year ended December 31, 2025, compared to a net loss of $3,189,946 for the year ended December 31, 2024, resulting in an increase in the net loss by $633,002. The increase in net loss was due to an increase in stock-based compensation and research and development expenses of $449,246 and 125,602, respectively, during 2025.

Stock based compensation was $903,469 for the year ended December 31, 2025 compared to $454,223 for the year ended December 31, 2024, an increase of $449,246 resulting mainly from the issuance of stock to the Chairman of the Company's Board of Directors as compensation for contributions to the Company and the accrual of stock-based compensation due to contractors for services provided.

Liquidity and Capital Resources

Years Ended December 31, 2025 and 2024

For the years ended December 31, 2025, and December 31, 2024, the Company's liquidity and financial position underwent the following changes:

The Company's cash balance increased from $183,966 as of December 31, 2024, to $225,301 as of December 31, 2025, indicating an increase in liquid cash reserves of $41,335. The increase in cash reserves was attributable to loans made by principals of the Company, capital raised from accredited investors in accordance with Rule 506(c), and capital raised from equity crowdfunding pursuant to Regulation CF.

Cash used in operations decreased from $2,369,411 for the year ended December 31, 2024 to $2,266,689 for the year ended December 31, 2025, a difference of $102,722.

Cash used in investing activities decreased from $547,209 for the year ended December 31, 2024 to $437,781 for the year ended December 31, 2025, a difference of $109,428.

The Company raised $2,733,512 and $3,046,725 in net cash from financing activities for the years ended December 31, 2025 and 2024, respectively, which represents a decrease from $313,213. The majority of 2025 funds were raised from loans made by principals of the Company, capital raised from accredited investors in accordance with Rule 506(c), and capital raised from equity crowdfunding pursuant to Regulation CF.

Total current assets increased from $267,651 as of December 31, 2024, to $389,860 as of December 31, 2025, while current liabilities increased from $3,272,903 as of December 31, 2024, to $4,353,313 as of December 31, 2025.

The total stockholders' deficit increased from $1,782,256 as of December 31, 2024, to $2,324,408 as of December 31, 2025. This decrease was mainly due to an accumulated deficit increase driven by net losses, as discussed above.

Overall, while the Company has managed to raise funds to maintain liquidity, continued operating losses and limited cash reserves highlight an ongoing need for additional financing to ensure financial stability and operational continuity.

Going Concern

GACW is not yet profitable, which means that we rely upon funds from investors (along with any revenues we may generate from our business) to pay for our operations. Since our founding, we have raised capital to fund operations from private investors and through Regulation CF crowdfunding campaigns. We anticipate that the funds raised in this offering will be used to continue business operations, fund research and development activities, and pursue commercialization of our Air Suspension Wheel technology. Our ability to continue operations depends on our ability to raise additional capital through this offering, future offerings, or other financing arrangements.

The purpose of this "Going Concern" statement is to alert investors to the fact that the Company does not currently have enough cash on hand to fund operations for the next 12 months without raising additional capital. Our financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses from operations since inception and has an accumulated deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans to address this uncertainty include raising additional capital through this Regulation A+ offering, seeking additional debt or equity financing, and pursuing strategic partnerships or licensing arrangements that could generate revenue. However, there can be no assurance that management will be successful in implementing these plans. If we are unable to raise sufficient capital, we may be required to curtail or discontinue our operations.

DEBT

Indebtedness

On October 23, 2023, the Company entered into a $250,000 unsecured note payable with a shareholder. The note carried interest at a fixed rate of 10%. The note matured on April 20, 2024, and was fully paid during 2024.

During 2023 and 2024, the Company entered into several unsecured notes payable to its then current CEO. The notes bear interest at a fixed rate of 6% per annum. The notes originally matured from July 1, 2024, through April 30, 2025, but terms of the notes were subsequently amended. Principal and interest are due on April 30, 2026. As of December 31, 2025, the notes had a total principal balance owing of $1,365,001 and accrued interest of $93,697.

During 2024, the Company entered into several unsecured notes payable with one of its shareholders. The notes bear interest at fixed rates of 6% and 7% per annum. The notes originally matured on April 30, 2025, but the terms of the notes were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on these notes was $500,000 and accrued interest totaled $46,124.

During 2024, the Company entered into a $250,000 unsecured note payable with one of its stockholders. The note bears interest at a fixed rate of 6% per annum. The note originally matured on April 30, 2025, but the terms of the note were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on this note was $250,000 and accrued interest totaled $16,667.

During 2025, the Company entered into a $100,000 unsecured note payable with one of its stockholders. The note bears interest at a fixed rate of 6% per annum and is convertible into shares of Preferred Stock held and owned by the Company's CIO. The note originally matured on December 31, 2025, but the terms of the note were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on this note was $100,000 and accrued interest totaled $3,067.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following sets forth the names and positions of our directors, executive officers, and significant employees as of the date of this Offering Circular.

Executive Officers

Name	Position	Age	Term of Office	Hours/Week
Dr. Zoltan Kemeny	President, CIO, Treasurer	76	April 2004	N/A
Harmen van Kamp	Chief Executive Officer	44	May 2016	N/A
Rodrigo Pinheiro	Chief Technology Officer	55	July 2024	N/A
Darryl Crowder	Chief Operating Officer	57	July 2024	N/A
Maria Kemeny	Secretary	73	May 2014	0.1

Directors

Name	Position	Age	Term of Office	Hours/Week
Jan Lorant	Chairman	67	January 2022	4
Dr. Zoltan Kemeny	Director	76	November 2019	N/A
Harmen van Kamp	Director	44	April 2021	N/A
Mark Keenan	Director	73	November 2020	N/A

Significant Employees

Dr. Zoltan Kemeny is currently the only employee of the Company.

Family Relationships

Dr. Zoltan Kemeny and Maria Kemeny are husband and wife. There are no other family relationships among our directors, executive officers, or significant employees.

Business Experience

Dr. Zoltan Kemeny, President, Chief Innovation Officer, Treasurer, and Director

Dr. Kemeny founded the Company and has served as President, Chief Innovation Officer, and Treasurer since April 2004, and as a Director since November 2019. Dr. Kemeny is a multidisciplinary engineer with over 44 years of experience in research and development and engineering. He holds over 260 patents worldwide and is the inventor of the Air Suspension Wheel technology. His vision for the Company was sparked when he witnessed a tire dump fire, revealing the environmental hazards associated with rubber tires. Dr. Kemeny is responsible for engineering and overall direction of the Company and is currently transitioning his day-to-day technical responsibilities to Mr. Pinheiro, the Company's Chief Technology Officer.

Harmen van Kamp, Chief Executive Officer and Director

Mr. van Kamp has served as Chief Executive Officer since May 2016 and as a Director since April 2021. Mr. van Kamp is responsible for oversight of the general operations of the Corporation. He brings over 25 years of sales experience across multiple industries, with extensive expertise in engineering heavy complex sales cycles across the globe in seven different countries. He is multi-lingual and committed to the Company's mission of replacing rubber tires globally with the Air Suspension Wheel technology.

Rodrigo Pinheiro, Chief Technology Officer

Mr. Pinheiro has served as Chief Technology Officer of the Company since July 2024. He is responsible for technical oversight and product development. Prior to joining the Company, Mr. Pinheiro served as Vice President of Engineering at Click Bond from October 2018 to June 2023. Mr. Pinheiro brings over 30 years of experience in senior engineering roles across the world, including positions at General Motors, Sabo, and Arconic. He is assuming expanded responsibilities as Dr. Kemeny transitions from active technical leadership.

Darryl Crowder, Chief Operating Officer

Mr. Crowder has served as Chief Operating Officer of the Company since July 2024. He is responsible for overseeing the operations of the Company. Prior to joining the Company, Mr. Crowder served as General Manager at Brownfield Engineering from July 2011 to July 2022. Mr. Crowder brings over 30 years of experience in senior management in the heavy engineering, maintenance, manufacturing, and mining services sectors. He has significant experience in large-scale project management and has worked in senior executive (C-level) management roles in the public and private sectors both domestically and internationally.

Maria Kemeny, Secretary

Ms. Kemeny has served as Secretary of the Company since May 2014. She serves as the Company's registered secretary.

Jan Lorant, Chairman of the Board of Directors

Mr. Lorant has served as Chairman of the Board of Directors since January 2022. He serves as an advisor on business strategy and dedicates approximately four hours per week to his role with the Company. Mr. Lorant's primary role is with Gabor Lorant Architects Inc., where he has served as Owner and Principal since March 1987. In that capacity, he serves as President and lead designer, providing architectural and engineering services to federal, state, and municipal entities in 38 states and three countries. Mr. Lorant also serves as President of Lorant Group Inc., a position he has held since January 1990, where he manages the operations and the design and marketing of products. With over 30 years of experience, Mr. Lorant has a thorough understanding of all aspects of design and construction of complex buildings and structures, including large industrial facilities, redundant and resilient public safety centers, and college/university research buildings.

Marc Keenan, Director

Mr. Keenan has served as a Director of the Company since November 2020. He serves as a board participant. Mr. Keenan is the Co-founder and Chairman Emeritus of KHS&S, one of the largest design-assist building companies in the world, a position he held from December 1984 to December 2023. He brings more than 35 years of experience performing nearly every facet of construction, ranging from field operations supervision to senior executive management.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the last completed fiscal year ended 2025:

Name	Capacity in which compensation received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Jan Lorant	Chairman of the Board	$ -	$412,500 [1]	$412,500
Zoltan Kemeny	President, CIO, Treasurer	$174,000 [2]	$ -	$174,000
Harmen Van Kamp	CEO	$132,000 [3]	$ -	$132,000

[1] On December 18, 2024, the Company authorized the issuance of stock to Jan Lorant for service as Chairman of the Company's Board of Directors. On December 18, 2024 the Company authorized the immediate issuance of 150,000 shares of Common Stock to Mr. Lorant. On March 1, 2025, the Company issued an additional 150,000 shares of Common Stock to Mr. Lorant. Provided that Mr. Lorant is still serving as the Chairman of the Company's Board of Directors, the Company will issue an additional 150,000 shares of Common Stock to Mr. Lorant on March 1, 2026. The estimated fair market value of the Common Stock award to Mr. Lorant as of the date of the grant was $1,575,000 to be amortized over 36 months.

[2] Our Founder and President, Zoltan Kemeny entered into an Employment Agreement effective November 11, 2022. The Company reimburses Mr. Kemeny for reasonable business travel and related expenses.

[3] Our Co-founder and Chief Executive Officer Harmen van Kamp provides services to the Company as an Independent Contractor.

Director Compensation

No cash compensation was paid to Directors from inception through the date of this Offering Circular.

2020 and 2021 Stock Option Award Agreements

Pursuant to a GACW 2020 Stock Option Agreement, on December 15, 2020, we granted our President, Zoltan Kemeny, a non-qualified stock option award equal to options to purchase 262,500 shares of common stock under our 2020 Stock Option Plan exercisable at $0.315 per share. Pursuant to the GACW 2021 Stock Option Agreement, on February 15, 2021, we granted Mr. Kemeny a non-qualified stock option award equal to options to purchase 131,250 shares of common stock under our 2020 Stock Option Plan exercisable at $0.315 per share. Under the Stock Option Award Agreements, the stock option awards are subject to a vesting schedule upon completion of certain terms of service with the Company. As of December 31, 2025, all of Mr. Kemeny's stock options have vested but none have yet to be exercised.

Pursuant to a GACW 2020 Stock Option Agreement, on December 15, 2020, we granted to our current CEO, Harmen van Kamp, a qualified stock option award equal to options to purchase 150,000 shares of common stock under our 2020 Stock Option Plan exercisable at $0.315 per share. Pursuant to the GACW Stock Option Agreement, on February 15, 2021, we granted Mr. van Kamp a qualified stock option award equal to options to purchase 75,000 shares of common stock under our 2020 Stock Option Plan exercisable at $0.315 per share. Under the Stock Option Award Agreements the stock option awards are subject to a vesting schedule upon completion of certain terms of service with the Company. As of December 31, 2025, all of Mr. van Kamp's stock options have vested but none have yet to be exercised.

Employment Agreements

We have an employment agreement with our President, Mr. Zoltan Kemeny dated November 11, 2022. The employment agreement provides for a cash salary and participation in all employee benefit plans sponsored by the Company in addition to paid vacation time and reimbursement for reasonable expenses. The term of Mr. Kemeny's employment agreement is extended automatically unless terminated earlier by either party. The Company may terminate Mr. Kemeny's employment agreement, for cause, as defined in the agreement, at any time, without any advance notice. Further, subject to the terms of the agreement, Mr. Kemeny may terminate employment with us, at any time for any reason or no reason at all, upon thirty (30) days advance written notice. Subject to the notice provisions described in the agreement, Mr. Kemeny may terminate employment with us for good cause as defined in the agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Stock as of December 31, 2025 held by: (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) any individual officer of director who is the beneficial owner of more than 10% of any class of our voting securities; and (iii) all officers and directors as a group. As of December 31, 2025, there were 15,356,737 shares of common stock outstanding, and 9,400,000 shares of Preferred Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to the conversion of a security, or subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock as of December 31, 2025. Unless otherwise indicated, the business address of each person listed is c/o GACW Incorporated, 3100 West Ray Road, Suite 200, Chandler, AZ 85262.

Class of Stock	Name of Beneficial Owner	Shares Owned	Percentage of Class
Common Stock	Wheels Investment, LLC	3,865,544	25.17%
Common Stock	All Executive Management and Directors	5,462,802	35.57%
Preferred Stock	Zoltan Kemeny – Founder, President, CIO, Director	5,595,568	59.53
Preferred Stock	Harmen van Kamp – CEO	2,000,000	21.28
Preferred Stock	Jan Lorant – Director, Chairman of the Board	1,000,000	10.64
Preferred Stock	All Executive Management and Directors	8,595,568	91.44%

RELATED PARTY TRANSACTIONS

Loans from Officers and Directors

The Company has received unsecured loans from certain officers and directors to fund working capital requirements. The following table summarizes the material terms of these loans as of December 31, 2025:

Creditor	Relationship	Principal plus Accrued Interest	Interest Rate	Maturity	Security
Dr. Zoltan Kemeny	Director, President, CIO, Treasurer	$1,458,698	6.0% per annum	April 30, 2026	Unsecured
Jan Lorant	Chairman	$ 546,124	6.0% per annum	April 30, 2026	Unsecured
Mark Keenan	Director	$ 266,667	6.0% per annum	April 30, 2026	Unsecured
TOTAL		$2,271,489			

OUR SECURITIES

The following is a summary of the rights of our capital stock as provided in our Articles of Incorporation, as amended, and our Bylaws. For more detailed information, please see our Articles of Incorporation, Amendments, and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company is an Arizona corporation. The Company is authorized to issue one class of stock designated as Common Stock and one class of stock designated as Preferred Stock. The total number of shares of Common Stock the Company is authorized to issue is twenty million (20,000,000) shares, no par value. The total number of shares of Preferred Stock the Company is authorized to issue is ten million (10,000,000) shares, no par value. As of December 31, 2025, the Company had 15,356,737 shares of Common Stock outstanding and 9,400,000 shares of Preferred Stock outstanding.

The Company is offering up to 3,050,000 shares of Common Stock in this offering at a price of $3.95 per share. In addition, the Company may issue up to 610,000 Bonus Shares for no additional consideration as described in this Offering Circular.

As of December 31, 2025, pursuant to our 2020 Stock Option Plan, 798,750 shares of our Common Stock will be issuable upon exercise of outstanding option award grants and 60,000 shares of our Common Stock will be issuable upon the exercise of warrants.

Common Stock

Voting Rights. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors.

Dividend Rights. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefore. The Preferred Stock does not have any dividend preference over Common Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Common Stock and Preferred Stock shall be entitled to share ratably in the assets of the Company available for distribution to stockholders. The Preferred Stock does not have any liquidation preference over Common Stock.

Preemptive Rights. Holders of Common Stock have no preemptive rights to purchase additional shares of Common Stock or other securities of the Company.

Conversion Rights. The Common Stock is not convertible into any other class of securities.

Redemption and Sinking Fund Provisions. The Common Stock is not subject to any redemption provisions, and there are no sinking fund provisions applicable to the Common Stock.

Fully Paid and Non-Assessable. All outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid, and non-assessable.

Preferred Stock

Voting Rights. The holders of Preferred Stock are entitled to cast 1.25 votes for each share held on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors.

Conversion Rights. Each share of Preferred Stock is convertible, at the option of the holder, into 1.03 shares of Common Stock. There are no anti-dilution protections applicable to the conversion of Preferred Stock.

Redemption Rights. The Preferred Stock does not have any redemption rights.

Dividend and Liquidation Rights. The Preferred Stock does not have any dividend preference or liquidation preference over Common Stock. Holders of Preferred Stock share ratably with holders of Common Stock in any dividends declared and in any distribution of assets upon liquidation.

Preferred Stock (Continued)

Fully Paid and Non-Assessable. All outstanding shares of Preferred Stock are duly authorized, validly issued, fully paid, and non-assessable.

The majority of the outstanding Preferred Stock is held by insiders of the Company, with the remainder held by investors.

Outstanding Warrants

As of December 31, 2025, the Company has outstanding warrants to purchase 60,000 shares of Common Stock at an exercise price of $3.00 per share. The warrants expire on August 31, 2028.

RISK FACTORS

*An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our shares of Common Stock could decline and you may lose all or part of your investment. See "**Cautionary Statement Regarding Forward Looking Statements**" above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.*

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We are an early-stage company and have not yet generated any profits. The Company was initially formed as an Arizona limited liability company on April 2, 2004, and reorganized as an Arizona "C" corporation on November 26, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of project development. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources such as the contemplated Offering, our ability to develop and market new products, acquire customers, continue to develop our technologies, control costs, and other general economic conditions. We cannot assure that the Company will successfully address any of these risks.

The auditor has included a "going concern" note in the audited financials. The Company's auditor has issued a "going concern" opinion on our financial statements, which means the Company may not be able to succeed as a business without additional financing. Since inception, the Company has received proceeds related to the construction and delivery of GACW wheel prototypes of approximately $3,200,000 through December 31, 2025. However, the Company has incurred losses and had an accumulated deficit of $16,909,785 and $13,086,837 as of December 31, 2025 and 2024, respectively. The Company incurred a net loss of $3,822,948 during the year ended December 31, 2025.

We expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to manufacturing and scaling equipment, and the operations necessary to reach commercial contracts. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Further, we may encounter substantial delays and unexpected expenses related to the development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. The Company has and continues to develop complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business. We have relied upon a limited number of stockholders to finance our operations to date, and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that our stockholders will continue to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all.

Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. In such case, if we do not obtain additional financing, our business may not succeed, in which case you would most likely lose the entirety of your investment in us.

Upon qualification of our Offering Statement, we will incur increased costs as a result of our Regulation A, Tier 2 public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives. Upon qualification of our Offering Statement, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel would need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Failure to properly manage costs may have an adverse impact on us. Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, the Company may not be able to achieve the efficiencies, savings, or timetable anticipated. Expected efficiencies, savings, and benefits may be delayed or not realized at all, and Company operations and business could be disrupted. We may experience unanticipated negative net operating cash flows. Excessive use of cash to fund operations may necessitate significant changes to cost structures if we are unable to grow the Company revenue base to the necessary levels for funding ongoing operations. If it were to become necessary to undertake cost reduction initiatives, such initiatives could place a burden on Company management, systems, and resources. Generally, increasing dependence on key persons and reducing functional back-ups, will lessen Company's ability to retain, train, supervise and manage employees effectively, and to respond timely and effectively to unanticipated issues. Insufficient funds could require the Company to, among other things, terminate key employees, which could in turn, place additional strain on any remaining employees, and could severely disrupt the Company business, including the ability to grow and expand. If we are unable to manage costs, lose key employees, or are unable to attract and properly train new employees, Company operations and financial results could be adversely affected. The Company could fail in the event our access to capital is limited because of substandard performance.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us. As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to, or report on management's assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Common Stock.

Rapid business expansion may place strains on the Company. If we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. We anticipate growing the business rapidly in the next several years. Rapid growth may place strains upon management, administrative, operational and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service, the Company's business will suffer. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We are heavily reliant on key personnel and we face challenges in recruiting needed personnel. The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management including our President and founder, Zoltan Kemeny, CEO and co-founder Harmen van Kamp, COO Darryl Crowder, CTO Rodrigo Pinheiro, and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business.

Further, with respect to the future development of the Company's technology and products, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect the Company's ability to employ the specific personnel required. Due to the relatively small size of the Company, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of future operations and financial condition. Moreover, the Company does not currently intend to secure "key person" insurance with respect to any directors, officers or other employees.

If we become involved in litigation, our operations and prospects may be adversely affected. We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve potential disputes favorably, it may have a material adverse impact on the ability of the Company to carry out its business plan.

Risks Related to Our Business and Industry

There are risks associated with moving from a proven prototype to full-scale commercial production. Although testing has confirmed that the air suspension wheel meets our performance targets, we have not yet produced the wheel in commercial volumes. Scaling from pilot builds to serial manufacturing may reveal design-for-manufacture issues, quality control problems or unanticipated cost overruns. Any delay or cost increase could adversely affect our timetable, margins and need for additional capital.

General market uncertainty could adversely impact our business. Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for Air Suspension Wheels (ASWs) is particularly difficult due to a number of factors, including limited available information and the rapid evolution of the market. In addition, even if the markets in which we compete meet or exceed size estimates, the Company could fail to grow in line with forecasts, or at all, and we could fail to increase revenue or market share. Company growth and ability to serve a significant portion of our target markets will depend on many factors, including success in executing business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties described elsewhere in this disclosure.

The mining industry may not welcome the Company's innovative technology. GACW is introducing its Air Suspension Wheel (ASW) technology to the mining industry, a sector traditionally reliant on well-established wheel technologies. The mining industry's resistance to adopting new technologies due to perceived risks and costs could significantly impact the acceptance of ASW. This resistance is rooted in concerns about operational disruptions, as mining companies may view the transition to ASW as a risk to their operational stability. The performance and reliability of ASW under harsh mining conditions remain unproven to industry standards, which can deter early adoption.

The initial cost of transitioning to ASW technology may also be seen as prohibitive. Mining operations, characterized by significant investments in existing equipment and thin profit margins, often prioritize technologies with proven, immediate cost benefits. The introduction of ASW faces additional hurdles with regulatory and compliance uncertainties. The mining industry's stringent regulations mean that new technologies like ASW must undergo extensive testing and approval processes, potentially delaying market entry and adding unforeseen costs.

Moreover, the conservative nature of the mining sector can further slow down the decision-making and technology adoption rates, as the industry culture typically shows a preference for established methods and technologies. This cultural resistance can significantly extend sales cycles and impact the Company's ability to achieve projected financial growth. While ASW technology offers potential benefits in durability and cost-efficiency, its successful market penetration is contingent upon overcoming significant industry resistance. These factors could adversely affect the Company's financial projections, cash flow, and growth, impacting the company's ability to generate anticipated revenues and achieve its business objectives.

We face significant market competition. We compete with larger, established companies who currently have product development programs much larger than ours. These competitors may have better financial means, marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or create superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We believe that our ability to compete successfully depends on a number of factors including the type and quality of our products and the strength of our brand name, as well as many other factors beyond our control. We may not be able to compete successfully against current or future competitors and increased competition may result in price reductions, reduced product margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which could adversely affect our results of operations and financial condition.

We are largely dependent on limited customers and key suppliers. The Company's success in large part is dependent on securing relationships and associated contracts with a limited number of key customers that currently hold a majority of the market share in the mining industry. Failure to reach agreements with a portion of those customers could limit the Company's ability to grow its business. Further development of technology and product offerings will depend on a select number of partners and suppliers that may not easily be substituted with the necessary capabilities. The inability to maintain or establish new partners or supplier relationships could have a material impact on achieving business goals.

Reliance on a single product line is risky. The Company is currently focused primarily on Air Suspension Wheel (ASW) technology for mining applications. Relying heavily on a single product line can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product, potentially leading to revenue declines or even business failure. It is possible that the market for ASW may not develop as anticipated, or that competing technologies may emerge that render our products less competitive or obsolete. If demand for our ASW products declines significantly, we may not have sufficient product diversification to offset such declines, which could have a material adverse effect on our business, financial condition, and results of operations.

Significant long-term changes in the ASW market could adversely impact our business. The Air Suspension Wheel (ASW) market and the broader off-road and heavy-duty vehicle industries are experiencing rapid evolution due to factors including innovative startups, significant research and development, and increasing environmental regulations. As the Company continues to innovate and expand its ASW technology, the industry landscape is marked by aggressive competition and technological advancements, with new market entrants and incumbent manufacturers expanding their portfolios.

The industry's transition from traditional rubber tires to more sustainable alternatives like ASW poses both opportunities and challenges. Significant capital investments from both venture capitalists and long-standing industry players highlight the competitive intensity and fast-paced nature of this sector. Consolidation trends within the industry may lead to mergers and acquisitions, potentially altering the competitive landscape and impacting the Company's market position.

Moreover, the reliance of the mining and heavy-duty vehicle industries on regulatory approvals and environmental compliance presents a variable risk. Changes in environmental policies or delays in approvals can affect market penetration and operational execution. The Company's growth and expansion are contingent upon its ability to adapt to these evolving regulatory landscapes and to maintain compliance with new environmental standards. The potential impacts of climate change, including altered weather patterns and the intensity of natural disasters, could affect operational efficiencies and the demand for heavy-duty vehicles and equipment. These changes could have regional variations, affecting the Company's operations and its customers differently across geographic locations.

Shifting global dynamics may result in a prolonged delay in the transition to ASW and mining industry adoption. Global economic conditions, trade policies, and international market trends can significantly impact our operations and market demand for air suspension wheels. As a manufacturer in the heavy machinery and mining equipment sectors, the Company is susceptible to international trade tariffs, supply chain disruptions, and changes in global economic stability which could influence production costs and competitiveness. The heavy-duty vehicle and mining equipment markets are influenced by global commodity prices, including steel and other critical materials necessary for the manufacturing of our air suspension wheels. Fluctuations in these prices, driven by international supply and demand, could affect the Company's production costs and profit margins. Trade policies and international relations could also pose risks. Changes in trade agreements or the imposition of tariffs and trade barriers could impact our ability to export our products or import necessary materials, potentially leading to increased costs or restricted access to key markets. Additionally, the presence of state-owned and government-subsidized competitors in key markets could distort competition and pose a challenge to the Company's market share.

We rely on third-party manufacturers for the production of our ASW. The Company relies on third-party manufacturers for the production of our Air Suspension Wheels and their components. Components are sourced from manufacturers in China, Australia, South Africa, Canada, Germany, and the United States, with final assembly currently taking place in China, Australia, and Canada, although this may be subject to change. We are not directly involved in the day-to-day manufacturing process but are responsible for ensuring that our products meet certain quality, safety, and operational standards as required by law and expected by our customers.

Our reliance on third-party manufacturers subjects us to a number of risks, including: limited control over manufacturing processes and quality assurance; potential disruptions to manufacturing operations due to labor disputes, natural disasters, political instability, or other factors affecting our manufacturers; difficulty in finding alternative manufacturers if our current relationships are terminated or disrupted; potential delays in production or delivery schedules; and the risk that our manufacturers may not maintain adequate insurance coverage or may not comply with applicable laws and regulations.

Any failure by our third-party manufacturers to produce quality products on time and in sufficient quantities could result in delays in product delivery, loss of customers, damage to our reputation, and decreased revenues. The loss of any key manufacturing partner, or any significant disruption in our supply chain, could have a material adverse effect on our business, financial condition, and results of operations.

We may be affected by regulation of our customers' mining operations. Our business model involves supplying innovative air suspension wheels primarily to the mining industry, which is subject to extensive and evolving regulatory oversight. Given this, our operational success and financial performance are indirectly influenced by regulatory changes that impact our customers. Regulatory changes in the mining industry can increase operational costs for our customers, potentially leading them to reduce or defer spending on equipment such as our air suspension wheels. This could result in decreased sales for the Company, directly affecting our revenue streams. As environmental regulations become more stringent, mining companies might need to allocate more resources to compliance efforts. This increased expenditure on environmental measures could limit their budget for equipment upgrades, thereby reducing the demand for our products. If mining operations are delayed or projects are canceled due to difficulties in obtaining necessary permits, this could directly reduce the demand for our wheels. Project delays or cancellations would impact our sales forecasts and could hinder our growth prospects. The nature of the mining industry and its regulatory environment can also impact the Company's reputation. Association with an industry frequently targeted for regulatory non-compliance could affect perceptions of our brand, potentially impacting our business relationships and customer trust.

We may be subject to risks related to acquisitions and integration of those acquisitions which may not be successful. From time to time, it can be expected that the Company will examine opportunities to acquire additional technology, processing capabilities, and/or assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, could require significant attention by the Company's management, may change the scale of the Company's business and operations, and may expose us to new geographic, political, operating, financial, and country risks. The Company's success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that the Company would be able to successfully integrate the acquired business into the Company's pre-existing business, or that any such acquisition would not have a material and adverse effect on the Company.

Risks Related to International Operations

We face risks associated with conducting business with international counterparties. Our operations involve sourcing materials and components from various international markets, including China, Australia, South Africa, Canada, Germany, and the United States, potentially exposing the Company to geopolitical, economic, and regulatory risks associated with foreign jurisdictions. These risks include, but are not limited to, fluctuations in currency exchange rates, import and export controls, potential corruption, high rates of inflation, labor unrest, and renegotiation or nullification of existing contracts.

Supply chains critical to the Company's manufacturing processes may be disrupted by changes in government policies in countries from which these materials are sourced. This includes potential changes in mining policies, tax disputes, changes in tax policies, and restrictions on foreign exchange and currency remittance. Political instability or deteriorating political relations in these countries could adversely affect the Company's ability to secure necessary materials on favorable terms.

Furthermore, the Company must comply with international trade laws and local regulations in markets where it operates. Failure to comply with these laws and regulations may result in enforcement actions, including fines, penalties, or mandatory corrective measures that could require significant capital expenditures or changes to operational practices. Investors and stakeholders should consider the potential impact of these international risks on the Company's operational stability, supply chain efficiency, and financial performance. The Company's ability to manage these risks effectively will be critical to its ongoing success and ability to meet customer demands in a competitive global market.

We are subject to political risk in non-US jurisdictions. We may be subject to political and geopolitical risks. The stability of foreign governments in those countries where the Company will conduct its primary operations, including Australia, is uncertain due to ongoing elections, political unrest, corruption, outside foreign influence, changing geopolitical action, and the needs and priorities of its citizens. Changes in the political environment and stability of government officials may adversely impact our ability to continue operations, the pricing and margins achieved from those operations, and our ability to continue operations on an ongoing basis. The Company's operations may be based on contracts or agreements signed with foreign governments or state-owned operators that could be renegotiated or terminated with a change in the controlling political party that would adversely affect our operations, revenue, and profit margins to be achieved in the future.

We may be subject to currency rate risk. We may be subject to currency risks. The Company's reporting currency is the United States dollar, which is exposed to fluctuations against other currencies. A substantial part of our operations are located in Australia where expenditures and obligations are incurred in the country's local currency. As such, the Company's results of operations are subject to foreign currency fluctuation risks, and such fluctuations may adversely affect the financial position and operating results of the Company. We have not undertaken to mitigate transactional volatility in the United States dollar to these foreign currencies at this time. We may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures and contract for payment in US currency to limit our ongoing exposure to foreign currency fluctuations.

Our business may be subject to government regulation and policy over which we have no control. Our operations and our mining customers are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including mining taxes and labor standards. For the Company to carry out its activities, its and its customers' various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that the Company may require will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of ASW in specific countries and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, waste disposal, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company or its customers will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain permits and licenses on properties, which may have a material adverse effect on the Company. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on the Company.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed. Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in Asia, Australia, Africa, South America, Europe, the United States, and other countries with respect to our proprietary technology and products. We rely on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the US and abroad related to our technologies and products that are important to our business.

Our patent positions are highly uncertain, involve complex legal and factual questions, and may be the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patents are issued from such applications. Further, the examination process may require us to narrow the claims for our pending patent application, which may limit the scope of patent protection that may be obtained if these applications are issued. We do not know whether the pending patent applications for any of our technology and process application and characteristics will result in the issuance of any patents that protect our technology or products, or if any of our issued patents will effectively prevent others from commercializing competitive technologies and products.

It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our issued patents may be challenged in the courts or patent offices in the United States and abroad. Any granted patents may be subjected to further post-grant proceedings that could limit their scope or enforceability.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. The US Patent and Trademark Office (USPTO) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in certain cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications or continuing applications thereof, based on our international patent applications, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The Company may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property. Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement or post-grant invalidation claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business. Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents in key markets such as the US, EU, Australia and selected other countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the US. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

The cost of enforcing our intellectual property could prevent us from enforcing them. Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into commercial contracts and licenses and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Risks Related to Regulatory and Compliance Matters

We may be subject to environmental regulations and risks. Our company relies on third-party manufacturers for the production of our air suspension wheels. These operations are governed by comprehensive environmental laws and regulations aimed at protecting the environment, which could include regulations on emissions, waste disposal, and the use of chemicals and other hazardous materials. Compliance with these regulations is critical to prevent legal liabilities and avoid operational disruptions. Although we are not the direct manufacturer, non-compliance by our partners could lead to reputational damage, legal challenges, or financial penalties that might affect our business. We depend on the ability of our third-party manufacturers to maintain compliance with these environmental standards. Changes in regulations, enforcement policies, or the discovery of previously unknown environmental contamination at manufacturing facilities could incur remediation costs, lead to operational changes, or impose additional financial burdens on our manufacturers, which could adversely affect our business operations and financial condition. We monitor our manufacturers' compliance with environmental laws and regulations and expect them to adhere to these standards as part of our agreements. However, any failure on their part to comply could have significant negative consequences for our business, including disruptions in the supply of our products and potential liability for environmental damage.

We may be required to make significant expenditures related to health and safety. We rely on third-party manufacturers for the production of our ASW. While we are not directly involved in the manufacturing process, we are responsible for ensuring that these wheels meet certain health, safety, and operational standards as required by law and expected by our customers. Our operations are therefore indirectly subject to various health and safety laws and regulations that impose duties regarding worker safety and product reliability. We provide warranties related to the operation and safety of our wheels, which subjects us to potential liabilities should these products fail to meet statutory or regulatory requirements, or if a safety defect arises. Compliance with health and safety laws and regulations can lead to significant expenditures. These regulations also grant authorities broad powers to enforce compliance, potentially leading to operational suspensions or corrective actions, which could impose additional costs and impact our business operations. Furthermore, any changes to existing health and safety laws, introduction of new regulations, or more stringent enforcement of existing regulations could increase our compliance costs or impose new operational constraints. While we strive to ensure our third-party manufacturers comply with all applicable health and safety regulations, any failure on their part to comply could have material adverse effects on our business, financial condition, and results of operations due to our warranty obligations and the potential for reputational damage.

We may not maintain adequate insurance for our needs. Our operations involve manufacturing and distributing ASW, which exposes us to a number of operational hazards and risks. These risks include, but are not limited to, industrial accidents, labor disputes, adverse environmental conditions, and potential damages from natural disasters such as earthquakes and floods. Such events could result in significant damages to manufacturing facilities, disruption of our operations, personal injuries, or legal liabilities. While we strive to maintain adequate insurance coverage that we believe is reasonable for our operations, not all potential risks can be fully insured, or insured at a cost that is economically feasible. For example, certain types of risks, such as environmental pollution or specific natural disasters, may not be available on acceptable terms, or may be prohibitively expensive to insure. Consequently, we might face situations where losses from certain events are not covered by insurance, or where insurance coverage is not adequate to cover all expenses associated with a claim. Furthermore, as our operations expand, maintaining insurance coverage at levels that are commensurate with related risks might become more challenging or expensive. If we were to incur a substantial loss that is not fully insured, it could significantly affect our financial condition and operations. This risk is compounded by the fact that insurance policies are subject to limitations, exclusions, and deductibles, which may further limit the amount of recovery available under such policies. Potential investors should be aware that, despite our efforts to manage risks effectively through insurance and other risk management practices, there remain exposures that could have a material adverse effect on our financial performance and results of operations.

Unpredictable events, such as the imposition of tariffs, could seriously harm our future revenues and financial condition, delay our operations, disrupt supply chains, increase our costs and expenses, and affect our ability to raise capital. Our operations could be subject to unpredictable events, such as extreme weather conditions, acts of God and medical epidemics or pandemics, and other natural or manmade disasters or business interruptions such as the unexpected imposition of tariffs, for which we may not be adequately insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Additionally, tariffs may cause significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and the mining industry is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Our business may be adversely affected by climate change and climate change regulations. The Company, while not directly involved in resource extraction, is nevertheless influenced by global and regional climate change and associated regulatory environments. Physical impacts of climate change, such as altered weather patterns, could disrupt the operations of our partners and customers in the mining and transportation sectors, potentially affecting demand for our products. Furthermore, evolving climate change regulations could result in increased operational costs or necessitate changes in manufacturing processes, both for our Company and our third-party suppliers. Although we continuously monitor and adapt to these potential challenges, there is no assurance that our mitigation strategies will fully offset the risks posed by climate change. Potential investors should be aware that the ongoing and uncertain nature of climate change developments could impact our financial performance and operational capabilities.

Risks Related to Cybersecurity

If our security measures are breached or unauthorized access to data is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including proprietary product designs, manufacturing specifications, customer information, and business and financial information. We communicate sensitive data electronically, and through relationships with third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information.

We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation.

Further, data breaches need not occur from malicious attacks or phishing only. Often, employee carelessness can result in sharing proprietary information with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

The Company is vulnerable to hackers and cyber-attacks. As a business utilizing internet-based systems for operations, design, communications, and data storage, we may be vulnerable to hackers who may access our proprietary data, designs, or business information. Further, any significant disruption in our computer systems could reduce operational efficiency and result in loss of productivity, customer confidence, or proprietary information. We rely on third-party technology providers to provide some of our back-up technology and cloud services. Any disruptions of services or cyber-attacks either on our technology providers or on our own systems could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to the Securities

Any valuation at this stage is difficult to assess and is purely speculative. The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. If you decide to invest based on our speculative valuation you might lose the entirety of your investment.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. While there are no restrictions on the resale of the securities being offered pursuant to this Offering under Regulation A, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer and you may not be able to resell the securities at the price you paid for them.

We expect to raise additional capital through equity offerings, which may include providing discounts to large investors. Therefore, your interest in the Company is likely to continue to be diluted. We may offer additional shares of our stock, including in a concurrent private offering, which would dilute the ownership percentage of investors in this Offering. Further, we may offer discounts on the price paid for our equity to investors investing significant amounts of money. This discount may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this Offering may be diluted by investments made by investors entitled to the discount, who may pay less for the same stake in the Company. Moreover, additional securities in a concurrent private offering or in future offerings may be offered at a lower valuation, which would dilute the interest of investors in this Offering. See "Dilution" for more information, especially the impact of a "down round."

We are subject to liquidity risk. Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company's objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As the Company currently has limited revenue, the Company will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or sales of ASW is not currently determinable, and it is not currently known precisely if or when the Company will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and the Company's inability to finance future development would have a material and adverse effect on the Company and its business and prospects.

We have received loans from certain directors of the Company, which constitutes related party transactions. The Company has received loans from certain directors of the Company. These loans are unsecured and are evidenced by formal promissory notes. The loans are not convertible to equity. Related party transactions may create conflicts of interest between the Company and its directors. While the Company believes these loans were made on terms no less favorable than could have been obtained from unrelated third parties, there can be no assurance that this is the case. In the event of a dispute regarding these loans, the directors' fiduciary duties to the Company and its shareholders may conflict with their personal financial interests as lenders. Additionally, the repayment of these loans may place demands on the Company's cash resources that could otherwise be used for operations or growth initiatives.

Our executive officers, directors, major stockholders and their respective affiliates will continue to exercise significant control over our Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control. Our President, our CEO, the Chairman of our Board of Directors and our initial investor will represent beneficial ownership, in the aggregate, of approximately 91% of our outstanding Preferred Stock and approximately 50% of our Common Stock, assuming we issue the number of shares of Common Stock as set forth on the cover page of this Offering Circular.

As a result, the President, CEO, Chairman and initial investor will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. The founders, CEO, Chairman and initial investor acquired these shares of Preferred Stock and Common Stock for substantially less than the price of the shares of Common Stock being acquired in this Offering.

In addition, this concentration of ownership might affect the market price of our Common Stock by: delaying, deferring or preventing a change of control of the Company; impeding a merger, consolidation, takeover or other business combination involving the Company; or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause our Common Stock price to decline. We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development expenses, manufacturing expenses, offering expenses, working capital, repayment of outstanding debt and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

We will use our best efforts to list our Common Stock for trading on a securities exchange; however, it is uncertain when our Common Stock will be listed on an exchange for trading, if ever. There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board of Directors may take actions necessary to list our Common Stock on a national securities exchange, such as the New York Stock Exchange, the Nasdaq Stock Exchange, the Toronto Stock Exchange or the London Stock Exchange, among others; however, such a listing is not guaranteed. As a result, our Common Stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock is not listed on an exchange, it may be difficult to sell or trade in our Common Stock shares.

We do not intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock. We have never declared or paid any cash dividend on our Common Stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which they are purchased.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (S 227.100-503),   the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on May 7, 2026.

GACW Incorporated

By: Harmen van Kamp

Harmen van Kamp

Title: Chief Executive Officer

GACW INCORPORATED FINANCIAL STATEMENTS



GACW Incorporated (the "Company") an Arizona Corporation

Consolidated Financial Statements (Audited) and
Independent Auditor's Report

Year ended December 31, 2025

May 13, 2026

I, Harmen van Kamp, the Chief Executive Officer of GACW Incorporated (GACW) hereby certifies that the consolidated financial statements of GACW Incorporated (GACW) and its subsidiary and the notes thereto for the period ending December 31, 2025, included in this Form C offering statement are true and correct in all material respects and that the information below reflects accurately the information reported on our accounting records, which are in accordance with accounting standards in compliance with US GAAP.

IN WITNESS WHEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 13th day of May, 2026.

_____

Harmen van Kamp, CEO

GACW INCORPORATED AND SUBSIDIARY

Table of Contents

CONSOLIDATED FINANCIAL STATEMENTS:

GACW INCORPORATED
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31, 2025	December 31, 2024
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 225,301	$ 183,966
Restricted Cash	113,271	20,643
Advances to Related Parties	25,600	-
Prepaid Expenses and Other Current Assets	25,688	63,042
Total Current Assets	**389,860**	**267,651**
Other Assets:		
Deferred Offering Cost	39,674	-
Property, Plant and Equipment, Net	2,537	-
Intangibles, Net	1,566,927	1,188,143
Software, Net	29,907	34,853
Total Other Assets	**1,639,045**	**1,222,996**
Total Assets	$ **2,028,905**	$ **1,490,647**
Liabilities and Stockholders' Deficit		
Liabilities		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 929,930	$ 474,615
Due to Officer - Related Party	9,421	8,956
Accrued Interest - Related Party	178,961	59,331
Notes Payable - Related Party	2,115,001	1,880,001
Convertible Notes Payable - Related Party	100,000	-
Customer Deposits	1,020,000	850,000
Total Current Liabilities	**4,353,313**	**3,272,903**
Total Liabilities	**4,353,313**	**3,272,903**
Commitments and Contingencies (Note 8)		
Stockholders' (Deficit)		
Preferred Stock, No Par Value - 10,000,000 Shares Authorized; 9,400,000 Issued and Outstanding, respectively	-	-
Common Stock, No Par Value - 20,000,000 Shares Authorized; 15,356,737 and 13,912,704 Issued and Outstanding, respectively, Net of Offering Costs	14,039,622	11,295,290
Common Stock to be Issued	524,309	
Accumulated Deficit	(16,909,785)	(13,086,837)
Accumulated Other Comprehensive Loss	29,203	16,910
Non-Controlling Interest	(7,757)	(7,619)
Total Stockholders' (Deficit)	**(2,324,408)**	**(1,782,256)**
Total Liabilities and Stockholders' (Deficit)	$ **2,028,905**	$ **1,490,647**

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the Years Ended	
	December 31, 2025	**December 31, 2024**
Revenues:		
Revenue	$ -	$ -
Revenue R&D	-	-
Total Revenues	$ -	$ -
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Advertising and Marketing	$ 7,130	$ 6,027
Legal and Professional	335,454	362,467
Selling, General and Administrative	253,294	322,431
Payroll and Related Expense	320,151	315,778
Stock-Based Compensation	903,469	454,223
Contractors	687,796	614,867
Research and Development	1,160,907	1,035,305
Total Operating Expenses	**$ 3,668,201**	**$ 3,111,098**
Other Income (Expense), Net:		
Interest Expense	(137,279)	(65,835)
Amortization Expense	(61,470)	(30,004)
Depreciation Expense	(401)	(1,896)
Other Income (Expense)	54,782	8,640
Foreign Currency Gain (Loss)	(10,517)	9,850
Total Other (Income) Expense	**$ (154,885)**	**$ (79,245)**
Loss from Continuing Operations Before Income Taxes	**$ (3,823,086)**	**$ (3,190,343)**
Provision for Income Taxes	-	-
Net Loss	**$ (3,823,086)**	**$ (3,190,343)**
Net Loss Attributed to the Non-Controlling Interest	(138)	(397)
Net Loss Attributed to the Controlling Interest	(3,822,948)	(3,189,946)
Other Comprehensive Loss, Net of Tax		
Foreign Currency Translation Adjustment	12,293	(7,151)
Total Other Comprehensive Loss	**$ 12,293**	**$ (7,151)**
Total Comprehensive Loss	**$ (3,810,655)**	**$ (3,197,097)**

GACW INCORPORATED
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

	Common Stock, No Par Value		Preferred Stock, No Par Value		Common Stock to be Issued	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount						
Balance on December 31, 2023	**13,148,301** $	**9,167,732**	**9,400,000** $	**-** $	**-** $	**-** $	**24,061** $	**(9,896,891)** $	**(7,222)** $	**(712,320)**
Stock option expense		27,046	-	-	-	-	-	-	-	27,046
Common shares issued, net of issuance cost	610,210	1,673,335	-	-	-	-	-	-	-	1,673,335
Common shares issued as compensation	154,193	427,177	-	-	-	-	-	-	-	427,177
Foreign currency translation	-	-	-	-	-	-	(7,151)	-	-	(7,151)
Net Loss	-	-	-	-	-	-	-	(3,189,946)	(397)	(3,190,343)
Balance on December 31, 2024	**13,912,704** $	**11,295,290**	**9,400,000**	**-** $	**-** $	**-** $	**16,910** $	**(13,086,837)** $	**(7,619)** $	**(1,782,256)**
Common shares issued, net of issuance cost	1,237,648	2,177,774	-	-	-	-	-	-	-	2,177,774
Common shares issued as compensation	150,000	412,500	-	-	490,969	-	-	-	-	903,469
Common shares issued for exercise of warrants	4,000	10,000	-	-	-	-	-	-	-	10,000
Common shares issued in exchange for Goods and Services	52,385	144,058	-	-	33,340	-	-	-	-	177,398
Foreign currency translation	-	-	-	-	-	-	12,293	-	-	12,293
Net Loss	-	-	-	-	-	-	-	(3,822,948)	(138)	(3,823,086)
Balance on December 31, 2025	**15,356,737** $	**14,039,622**	**9,400,000** $	**-** $	**524,309** $	**-** $	**29,203** $	**(16,909,785)** $	**(7,757)** $	**(2,324,408)**

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Years Ended		
		December 31, 2025		December 31, 2024
OPERATING ACTIVITIES				
Net Loss	$	(3,823,086)	$	(3,190,343)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		401		-
Amortization of Intangible Asset		61,470		31,900
Stock Option Expense		-		27,046
Stock-Based Compensation		870,129		427,177
Changes in operating assets and liabilities:				
Accounts Receivable		(25,600)		22,216
Stock Escrow Receivable		(92,628)		-
Prepaid Expenses and Other Current Assets		37,354		5,704
Deferred Offering Costs		(39,674)		-
Customer Deposits		170,000		-
Accounts Payable and Accrued Expenses		455,315		254,767
Accrued Interest		119,630		52,122
Net Cash Flows Used In Operating Activities	$	**(2,266,689)**	$	**(2,369,411)**
INVESTING ACTIVITIES				
Purchased of property and equipment	$	(19,804)	$	(36,749)
Increase in patents		(418,442)		(509,720)
Net Advances to Officers		465		(740)
Net Cash Flows Used in Investing Activities	$	**(437,781)**	$	**(547,209)**
FINANCING ACTIVITIES				
Proceeds from the sale of Common Stock	$	3,626,041	$	2,376,925
Stock Offering Costs		(1,227,529)		(703,590)
Proceeds from Convertible Note - Related Party		100,000		-
Repayment of Convertible Note - Related Party		-		(6,611)
Proceeds from Notes Payable - Related Party		265,000		1,630,000
Repayment of Notes Payable - Related Party		(30,000)		(249,999)
Net Cash Flows from Financing Activities	$	**2,733,512**	$	**3,046,725**
Effect of Foreign Currency Translation		12,293		(7,151.00)
Net change in cash	$	**41,335**	$	**122,954**
Cash at the beginning of the year		183,966		81,655
Cash at the end of the year	$	**225,301**	$	**204,609**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GACW Incorporated ("The Company", "GACW') was incorporated on November 26, 2019, under the laws of the State of Arizona, and is headquartered in Chandler, Arizona. GACW is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and relies on over 200 years of combined engineering experience. The Air Suspension Wheel® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Canadian Air Cylinder Wheel ("CACW') was incorporated on December 23, 2019, in the Country of Canada. CACW is a subsidiary of GACW and exists to provide operational support.

Going Concern and Management's Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses from operations and negative cash flows from operating activities since inception. For the year ended December 31, 2025, the Company incurred a net loss of $3,822,948. As of December 31, 2025, the Company had an accumulated deficit of $16,909,785 and a shareholders' deficit of $2,324,408.

The Company has not yet generated significant revenues and expects to continue incurring operating losses and negative cash flows from operations for the foreseeable future as it continues the development and commercialization of its products. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

Management plans to fund operations through additional equity financings, crowdfunding campaigns, debt financings, and future revenue-generating activities. However, there can be no assurance that the Company will be successful in obtaining sufficient funding or generating adequate revenues and cash flows to sustain operations.

Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern is not alleviated by management's plans. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated financial statements present the financial position and results of operations of GACW and its 96% majority owned subsidiary CACW (together referred as the "Company"). The units of the minority owners of this subsidiary is presented as non-controlling interest in the accompanying consolidated financial statements. Intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the consolidated balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could materially differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risk

Business Risks

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 and accounts receivable.

For cash balances, the Company generally limits exposure by placing deposits with high quality financial institutions. However, at times, such cash balances may be in excess of insured amounts. The Company has not experienced any losses with respect to these deposits and management does not believe the Company is exposed to any significant credit risk with respect to these amounts.

Cash and Cash Equivalents

Cash is comprised of cash deposits in banks. The Company considers all highly liquid investments with an initial maturity of three months or less, at the time of purchase, to be cash equivalents. There were no highly liquid instruments as of December 31, 2025 and 2024.

Restricted Cash

Funds deposited and consisting of cash held by or on behalf of the Company as a result of collateral posting and other obligations with its counterparties and regulators.

Foreign Currency Translation

The financial position of CACW is measured using this entity's local currency, the Canadian Dollar, as the functional currency. Revenues and expenses of this entity have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are included in other comprehensive income (loss) and recorded directly as a separate component of stockholder's equity in accumulated other comprehensive income (loss). As a result of foreign currency translation adjustments, there was a loss of $12,293 and a gain of $7,151 during the years ended December 31, 2025 and 2024, respectively.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated over the economic life of the respective asset using the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred; replacements and betterments that extend the useful lives of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Assets

Intangible assets are comprised of Patents. Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment. The Company utilize both qualitative and quantitative aspects to evaluate the impairment of the intangible assets if events or changes in circumstances indicate that the asset may be impaired. Management deemed there was no impairment as of and during the years ended December 31, 2025 and 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

The Company assesses whether the recoverability of the carrying amount of long- lived assets used in operation whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The impairment loss is determined as the difference by which the carrying amount of the asset exceeds its fair value. As of December 31, 2025 and 2024, management does not believe that there are any factors or circumstances indicating impairment of any of its long-lived assets

Customers Deposits

Customers deposits represent amounts received in advance from customers for projects that have not yet been completed or delivered. These amounts are recorded as a liability until the performance obligation are satisfied, at which point revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Deposits are expected to be settled upon completion of wheels trial period and it could take over twelve months. As of December 31, 2025 and 2024, the Company had customers deposits of approximately $1,020,000, and $850,000, respectively.

Revenue Recognition

The Company is currently in research and development and is developing wheels into their final working conditions.

The Company will recognize revenue in accordance with Accounting Standards Codification 606: Revenue from Contracts with Customers ("ASC 606"). In accordance with ASC 606, revenue is recognized when the Company transfers the promised goods or services to a customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services to achieve this core principle, the Company applies the following five steps:

1. Identify the contract with a customer,
2. Identify the performance obligations in the contract,
3. Determine the transaction price,
4. Allocate the transaction price to performance obligations in the contract,
5. Recognized revenue when or as the Company satisfies a performance obligation.

Revenue will be recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue will be recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

Performance Obligations

The Company will earn revenue from the production and delivery of its wheels. This process will involve the manufacturing and delivery of the wheel and also providing the subsequent repair, enhancement and modifications necessary to bring the wheel to its final operating condition. Currently, the Company is in research and development and is developing wheels into their final working conditions. Since the Company is still in research and development, each sale of a wheel requires subsequent expenses to be incurred as needed to repair, enhance or modify the wheel until in its final operating form.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with ASC 718, Compensation - Stock Compensation. The fair value of the non-qualified stock options is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur. The Company recognizes compensation expense for graded vesting awards on a straight-line basis over the requisite service period for the entire award. See Note 7 for additional information regarding stock-based compensation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard Board ("FASB") ASC 740, which requires the use of the liability method of accounting for income taxes. The Company recognizes deferred tax assets and liabilities based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to their financial position, results of operations or cash flows as of December 31, 2025 and 2024. The Company's tax return for the years ended December 31, 2025, 2024, 2023, 2022 and 2021 remain subject to examination by Federal and state tax jurisdictions. No income tax returns are currently under examination by taxing authorities. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2025 and 2024.

The Company is expected to have net operating loss carryforwards that it can use to offset a certain amount of taxable income in the future. The resulting deferred tax assets will be offset by a valuation allowance due to the uncertainty of its realization. The primary difference between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income before taxes relates to the recognition of a valuation allowance for deferred income tax assets.

The Company operates internationally via its wholly owned subsidiary domiciled in Canada, CACW. CACW was organized as a corporation in Canada and is subject to income taxes there. For U.S. income tax purposes, CACW is treated as a partnership or as a disregarded entity as GACW has made a "check the box" election to treat it as a partnership or as a disregarded entity. Income taxes for CACW are not significant to the consolidated financial statements.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs were $7,130 and $6,027 for the years ended December 31, 2025, and 2024, respectively, and are included as operating expenses in the consolidated statements of operations and comprehensive loss.

Newly Adopted Accounting Pronouncements

On December 14, 2023, the FASB issued Income Taxes (Topic 740) ("ASU 2023-09"). This ASU requires the use of consistent categories and greater disaggregation in tax rate reconciliations and income taxes paid disclosures. These amendments are effective for fiscal years beginning after December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively.

Recently Issued but not yet Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The standard requires that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. The standard will become effective for the Company for its fiscal year 2027 annual financial statements and interim financial statements thereafter and may be applied prospectively to periods after the adoption date or retrospectively for all prior periods presented in the financial statements, with early adoption permitted. The Company plans to adopt the standard beginning with the fiscal year 2027 annual financial statements, and management is currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued but not yet Adopted Accounting Pronouncements (Continued)

In July 2025, the FASB issued Accounting Standards Update (ASU) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU introduces a practical expedient, applicable to all entities, permitting the assumption that current conditions as of the balance sheet date remain unchanged over the remaining life of current accounts receivable and current contract assets arising from transactions under ASC 606. These amendments will become effective for the Company for its annual reporting periods beginning with the Company's fiscal year 2026, including interim periods within those fiscal years, with early adoption permitted. The guidance is to be applied prospectively. The Company is currently evaluating the impact of ASU 2025-05 on its accounting estimates and allowance methodology. At this time, the Company has not yet determined the effect, if any, that adoption of this ASU will have on its consolidated financial position, results of operations, disclosures, or processes.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270 - Interim Reporting and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosure requirements, and establishes a principle under which an entity must disclose events from the end of the last annual reporting period that have a material impact on the entity. The new guidance will be effective for the Company for interim reporting periods within annual reporting periods beginning with the Company's fiscal year 2029. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on the financial statement presentation and disclosure.

Subsequent Events

In preparing the consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through May 13, 2026, which is the date the consolidated financial statements were available to be issued. See Note 9.

NOTE 3 – SOFTWARE, NET

Software, net consists of the following as of December 31:

	2025	2024
Software	$ 61,610	$ 44,744
Accumulated Amortization	(31,703)	(9,894)
Software, Net	**$ 29,907**	**$ 34,853**

Amortization expense totaled $21,812 and $1,896 respectively for the years ended December 31, 2025 and 2024

NOTE 4 – INTANGIBLES, NET

Intangibles, net consists of the following as of December 31,

	2025	2024
Patent Costs	$1,673,369	$1,254,928
Accumulated Amortization	(106,442)	(66,785)
Intangibles, Net	**$1,566,927**	**$1,188,143**

Amortization expense for the years ended December 31, 2025 and 2024 totaled $39,658 and $30,004, respectively.

NOTE 4 – INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2025, amortization expense related to intangible assets is expected to be:

Year	Amount	Weighted-Average Amortization Period (in years)
2026	$ 45,819	
2027	45,819	
2028	45,819	
2029	45,819	
Thereafter	1,383,651	
Total	**$1,566,927**	14.39

NOTE 5 – RELATED PARTY TRANSACTIONS

Notes Payable to Related Parties

On October 23, 2023, the Company entered into a $250,000 unsecured note payable with a shareholder. The note carried interest at a fixed rate of 10%. The note matured on April 20, 2024, and was fully paid during 2024.

During 2023 and 2024, the Company entered into several unsecured notes payable to its then current CEO. The notes bear interest at a fixed rate of 6% per annum. The notes originally matured from July 1, 2024, through April 30, 2025, but terms of the notes were subsequently amended. Principal and interest are due on April 30, 2026. As of December 31, 2025, the notes had a total principal balance owing of $1,365,001 and accrued interest of $93,697. A total interest expense of $78,995 was recorded during the year ended December 31, 2025.

During 2024, the Company entered into several unsecured notes payable with one of its shareholders. The notes bear interest at fixed rates of 6% and 7% per annum. The notes originally matured on April 30, 2025, but the terms of the notes were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on these notes was $500,000 and accrued interest totaled $46,124. A total interest expense of $32,951 was recorded during the year ended December 31, 2025.

During 2024, the Company entered into a $250,000 unsecured note payable with one of its stockholders. The note bears interest at a fixed rate of 6% per annum. The note originally matured on April 30, 2025, but the terms of the note were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on this note was $250,000 and accrued interest totaled $16,667. A total interest expense of $15,208 was recorded during the year ended December 31, 2025.

During 2025, the Company entered into a $100,000 unsecured note payable with one of its stockholders. The note bears interest at a fixed rate of 6% per annum and is convertible into shares of Preferred Stock held and owned by the Company's CIO. The note originally matured on December 31, 2025, but the terms of the note were subsequently amended and principal and interest are due on April 30, 2026. As of December 31, 2025, the principal balance owed on this note was $100,000 and accrued interest totaled $3,067. A total interest expense of $3,067 was recorded during the year ended December 31, 2025.

NOTE 6 – EQUITY

Common Stock

As of December 31, 2025 and 2024, the Company has 20,000,000 shares of no par value common stock authorized, with 15,356,737 and 13,912,704 shares issued and outstanding, respectively.

During 2024, the Company issued 610,210 shares of common stock for cash proceeds of $1,413,342 net of offering cost of $512,361. Additionally, the Company also issued 154,193 shares of common stock as payment for services valued at $427,177.

During 2025, the Company issued 1,237,648 shares of common stock for cash proceeds of $3,405,308 net of offering cost of $1,227,529. Additionally, the Company also issued 202,385 shares of common stock as payment for services valued at $556,558, and a warrant holder exercised 4,000 warrants valued at $10,000.

Preferred Stock

As of December 31, 2025 and 2024 the Company has 10,000,00 no par value preferred stock authorized, with 9,400,000 shares issued and outstanding.

Equity Incentive Plan

The Company has reserved 1,391,370 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Stock Option Plan (SOP) and will be through 2030 duly adopted by the Board of Directors and approved by the Company stockholders (the "Stock Plans"). The Plans are designed to attract and retain personnel for positions at the Company. Under the plan, common stock shares may be purchased upon exercise of an option and the price will be determined by the committee but will not be less than 100% of the fair market value of a share of common stock on the date such option is granted. During the year ended December 31, 2025 and 2024, the Company did not issue any additional stock options. As of December 31, 2025 and 2024 there were vested stock options of 778,750 and 798,750, respectively.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in stock-based compensation expense associated with vesting options of $0 and $27,046 as of December 31, 2025 and 2024, respectively. As of December 31, 2025 all options were vested.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (In Years)
Total options outstanding, January 1, 2024	798,750	$	0.351	11.45
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Total options outstanding, December 31, 2024	798,750	$	0.351	9.45
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	(20,000)		1.75	-
Total options outstanding, December 31, 2025	778,750	$	0.315	8.48

Options exercisable, December 31, 2025	778,750	$	0.315	8.48

NOTE 7 – INCOME TAXES

There were no provision for income tax (expense) benefits for the years ended December 31, 2025 and 2024.

A reconciliation of the statutory federal income tax at a rate of 21% to the income tax expense included in the consolidated statements of operations is as follows for 2025 and 2024, respectively.

	2025	2024
Federal Statutory Rate	21.00%	21.00%
Valuation Allowance	-20.96%	-20.96%
Other	-0.04%	0.04%
Effective Tax Rate	0.00%	0.00%

The provision for income taxes differs from that computed by applying statutory rates to income before taxes primarily due to the effects of the valuation allowance, refundable state tax credit, non-refundable state tax credits, and non-deductible items.

The components of the net deferred tax liability consist of the following as of December 31, 2025 and 2024, respectively:

	2025	2024
Deferred tax assets		
Net operating loss	$ 2,450,680	$ 1,824,170
Research and development	395,810	248,300
Depreciation	420	200
Other	214,200	178,500
Gross deferred tax assets	3,061,110	2,251,170
Valuation allowance	(2,979,000)	(2,173,000)
Deferred tax assets	82,110	78,170
Deferred tax liabilities		
Intangibles	$ (82,110)	$ (78,170)
Deferred tax liabilities	(82,110)	(78,170)
Net deferred tax liability	$ -	$ -

As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $11,670,000 which carryforward indefinitely. At December 31, 2025, the Company had state net operating loss (NOL) carryforward of approximately $11,668,000 which begin to expire in 2035. At December 31, 2025, the Company had no federal research and development credit carryforwards due to the election of the payroll tax credit. The Company has State research and development carryforwards of $32,927 which will expire in 2036. Sections 382 and 383 of the Internal Revenue Code of 1986 subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined. The Company may be subject to the net operating loss utilization provision of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation of the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends on the value of the Company immediately before the change, changes to the Company's capital structure during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code.

The calculation and assessment of the Company's tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal and state jurisdictions. A tax benefit from an uncertain tax position

NOTE 7 – INCOME TAXES (CONTINUED)

may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2025, the Company has not recorded any liabilities related to uncertain tax positions in its financial statements. Similarly, the Company has not accrued any interest and penalties related to uncertain tax positions as of December 31, 2025. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be subject to claims encountered in the normal course of business. In the opinion of management, the resolution of such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 9 – SUBSEQUENT EVENTS

In preparing the consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through May 12, 2026, which is the date the consolidated financial statements were available to be issued.

On January 2026 the Company opened a regulation crowdfunding campaign which closed in April 2026, and raised a total of $1,107,287 from the sale of the Company's common stock.

In May of 2026, the Company opened a round of investment with a max investment of $1,500,000 in convertible notes. These notes accrue interest at 8% and all outstanding principal and accrued interest will be payable at the holder's option in either cash or shares of the Company's common stock at a conversion price of $2.50 per share ("Conversion Price") in 18 months from the date of each note, unless previously converted into shares of the Company's common stock at the Conversion Price under the terms of the note. The Company has received a total of $100,000 in investments.